Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Initiates Preliminary Economic Assessment and Announces an Updated Mineral Resource Estimate for the São Jorge Project, Brazil

Vancouver, British Columbia – June 1, 2021 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that it is initiating a preliminary economic assessment ("PEA") on its 100% owned São Jorge Gold Project ("São Jorge") in Pará State, Brazil and announces the results of an updated Mineral Resource Estimate ("MRE").

Highlights:

●	Indicated Mineral Resources of 0.71 million ounces gold (14.27 million tonnes grading 1.55 g/t gold) (see Table 1);
●	Inferred Mineral Resources of 0.72 million ounces gold (17.58 million tonnes grading 1.27 g/t gold) (see Table 1);
●

The MRE utilizes an optimized pit shell to constrain resources, a database of 145 drill holes totaling more than 37,000 metres and uses modernized cost and pricing assumptions including a US$1,600/oz gold price; and

●	GoldMining has initiated work on a PEA at São Jorge to further evaluate the economic potential of an open-pit operation and advance opportunities to upgrade and expand the current resource base.

Alastair Still, Chief Executive Officer of GoldMining commented: "We are pleased with both the scale and grade of the new Mineral Resource Estimate. Building upon this solid foundation, the Company has launched a preliminary economic assessment and plans to initiate further work with the goal to upgrade and expand resources and evaluate underground mineral resource potential beneath the current open pit model at São Jorge. The new MRE utilizes an optimized pit shell to constrain resources, modernizes cost and pricing assumptions, which positions us to proceed with unlocking the potential of this deposit. This work builds upon the staged approach of advancing our portfolio of gold and copper projects throughout the Americas such as the previously announced initiation of PEAs on our Yellowknife and La Mina Projects in Canada and Colombia, respectively."

The São Jorge Gold Project is located within gold exploration concessions totaling approximately 45,997 hectares in the southeast of Pará State, Brazil, in the municipality of Novo Progresso. The region is known as the Tapajós and São Jorge is located 4 km west of Highway BR163 and is accessed by several gravel roads that cross the property. Eldorado Gold's feasibility stage Tocantinzinho deposit and Serabi's Palito mine occur along the same major structural zone that hosts the São Jorge deposit. Gold mineralization at São Jorge is hosted in granitic rocks and is associated with a northwest-southeast striking shear zone.

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The MRE disclosed herein was prepared by Porfirio Rodriguez, MAIG, of GE21 Consultoria Mineral LTDA (Brazil) and has an effective date of May 31, 2021. Mineral Resources are reported using a 0.3 g/t gold cut-off. The MRE was constrained using a Lerchs-Grossman (LG) optimized pit shell using maximum pit slopes of 35 degrees in saprolite and 52 degrees in fresh rock and based on an assumed US$1,600/oz gold price, average metallurgical recoveries of 90%, average mining costs of US$2.00/tonne, average processing costs of US$8.50/tonne and average general and administrative costs of US$2.10/tonne processed. Mineral Resources were estimated using a block model utilizing multiple indicator kriging using a selective mining unit block size of 5 x 5 x 5 metres. Net smelter return royalties of 3.5% in aggregate have been included in the constrained pit model.

Table 1: Indicated and Inferred open pit constrained resources reported above a 0.30 g/t Au cut-off grade 1.

Category	Tonnes (000)	Au Grade (g/t)	Au Ounces (000)
Indicated	14,275	1.55	711.8
Inferred	17,582	1.27	716.8

1.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues. The Company is not currently aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect this MRE.

2.

Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101.

The MRE updates and replaces the prior historic MRE of the Company contained in its technical report titled "São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources", dated effective November 22, 2013.

NI 43-101 Technical Report

GoldMining will file within 45 days an updated technical report for the São Jorge Gold Project, including a description of the São Jorge MRE contained herein. Further information regarding the MRE will be set forth in such report.

Qualified Persons

The Qualified Person for the São Jorge Mineral Resource Estimate is Porfirio Rodriguez, MAIG, of GE21 Consultoria Mineral LTDA (Brazil), who is independent of the Company, who has reviewed and approved the scientific and technical information herein regarding the São Jorge Mineral Resource Estimate. Paulo Pereira, P. Geo., President of GoldMining Inc. has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Each of Messrs. Rodriquez and Pereira are Qualified Persons as defined in National Instrument 43-101 ("NI 43-101").

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Notice to Readers

Disclosure regarding Mineral Resource estimates included herein have been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by issuer of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies subject to the SEC’s disclosure requirements. For example, the terms “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in NI 43-101 by reference to the guidelines set out in the CIM Definition Standards on Mineral Resources and Mineral Reserves. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained herein or in the Company’s descriptions of its projects may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its long-term strategy, proposed work and other plans and expected timing of PEAs and other reports for its projects. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: delays to plans caused by restrictions and other future impacts of COVID-19 or any other inability of the Company to meet expected timelines for planned project activities, including the proposed PEAs and reports; the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, proposed studies may not confirm GoldMining's expectations for its projects, unanticipated costs and expenses and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMining's Annual Information Form for the year ended November 30, 2020, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

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